Exhibit 99.3

Call TD Shareholder Relations at 1-866-756-8936 if you have any questions about voting.

The Toronto-Dominion Bank

A Shareholder has the right to appoint a person other than those designated on the other side to represent the Shareholder at the meeting by inserting the name of such other person in the space provided on the other side and deleting the names printed before the space, or by completing another proper Form of Proxy. Subject to the provisions of the Bank Act (Canada), the shares represented by this Proxy will be voted FOR, AGAINST, WITHHOLD or ABSTAIN in accordance with the instructions given herein. This Proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth in this Proxy if no choice is specified and to vote in his or her discretion in respect of any amendments or variations to the matters listed in this Proxy or other matters that may properly come before the Meeting and any adjournment(s) thereof. Unless otherwise specified, the proxyholders designated by management in this Proxy intend to vote FOR the election of each director, FOR the appointment of the auditor, FOR the approach to executive compensation disclosed in the Management Proxy Circular, FOR the First and Second Amendments to the 2000 Stock Incentive Plan and, AGAINST each of the shareholder proposals set out in items 6 to 8 below.

This Proxy is solicited on behalf of management of the Bank.

PLEASE COMPLETE AND RETURN IN THE

ENVELOPE PROVIDED OR FAX TO

SHAREOWNER SERVICES AT (201)-680-4671.

**REQUEST FOR QUARTERLY REPORTS

The Toronto-Dominion Bank’s quarterly reports to shareholders are available at http://www.td.com/investor/earnings.jsp on the day they are released, but if you wish to receive quarterly reports for the next year by mail, please mark the box on the reverse side. If you do not mark the box and return this form, you will NOT receive these reports by mail.

**ANNUAL REPORT WAIVER

Mark the box on the reverse side if you do NOT want to receive the Annual Report containing the Annual Financial Statements and accompanying MD&A. If you do not mark the box, you will continue to receive the Annual Report by mail.

Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act (Canada). Restrictions on ownership are described in the Management Proxy Circular.
WO# 16287- 3	▼ FOLD AND DETACH HERE ▼

The Directors recommend Shareholders vote FOR the election of each director, the appointment of the auditor, the First and Second Amendments to the 2000 Stock Incentive Plan, and in an advisory non-binding capacity, the approach to executive compensation disclosed in the Management Proxy Circular.

1. Election of Directors

	FOR	WITH- HOLD		FOR	WITH- HOLD

01 William E. Bennett	☐	☐	09 Harold H. MacKay	☐	☐

02 Hugh J. Bolton	☐	☐	10 Karen E. Maidment	☐	☐

03 John L. Bragg	☐	☐	11 Irene R. Miller	☐	☐

04 Amy W. Brinkley	☐	☐	12 Nadir H. Mohamed	☐	☐

05 W. Edmund Clark	☐	☐	13 Wilbur J. Prezzano	☐	☐

06 Colleen A. Goggins	☐	☐	14 Helen K. Sinclair	☐	☐

07 Henry H. Ketcham	☐	☐	15 John M. Thompson	☐	☐

08 Brian M. Levitt	☐	☐

		FOR	WITH- HOLD

2.	Appointment of Auditor named in the Management Proxy Circular	☐	☐
		FOR	AGAINST

3.	The approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections of the Management Proxy Circular	☐	☐

4.	First Amendment to the 2000 Stock Incentive Plan	☐	☐

5.	Second Amendment to the 2000 Stock Incentive Plan	☐	☐

Mark Here for Address Change or Comments or request for Quarterly Reports or Annual Report Waiver SEE REVERSE SIDE AND BELOW			☐

	FOR	AGAINST	ABSTAIN

6. Shareholder Proposal A	☐	☐	☐

7. Shareholder Proposal B	☐	☐	☐

8. Shareholder Proposal C	☐	☐	☐

The Directors recommend a vote AGAINST the shareholder proposals

If you mark the “ABSTAIN” box, you are directing your proxy to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results.

Please mark your votes as indicated in this example	☒

Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Note: A space has been designated for a date. If it is not dated in the space, this Proxy is deemed to bear the date on which it was mailed to the Shareholder.

Signature	Signature	Date

▼FOLD AND DETACH HERE▼

THE TORONTO-DOMINION BANK

FORM OF PROXY — COMMON SHARES

Annual Meeting of Common Shareholders – March 29, 2012

The undersigned holder of common shares of THE TORONTO-DOMINION BANK, hereby appoints BRIAN M. LEVITT, Chairman of the Board of The Toronto-Dominion Bank or failing him, W. EDMUND CLARK, Group President and Chief Executive Officer of The Toronto-Dominion Bank, or instead of either of them,                                          as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and in the name of and on behalf of the undersigned in respect of all matters that may come before the ANNUAL MEETING OF COMMON SHAREHOLDERS OF THE TORONTO-DOMINION BANK TO BE HELD ON THE 29TH DAY OF MARCH, 2012 and any adjournment(s) thereof.

The said proxyholder is hereby specifically directed to vote for or against, to withhold from voting or abstain from voting as indicated on the reverse side:

Address Change/Comments (Mark the corresponding box on the reverse side)

** Request for Quarterly Reports (See reverse side for details)	** Annual Report Waiver (See reverse side for details)
☐	☐

(Continued and to be marked, dated and signed, on the other side)

SHAREOWNER SERVICES

P.O. BOX 3550

SOUTH HACKENSACK, NJ 07606-9250

WO# 16287- 3